Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

November 8, 2023

VIA EDGAR TRANSMISSION

Raymond Be

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”) Post-Effective Amendment No. 123 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 811-23793; 333-264478

Dear Mr. Be:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on November 1, 2023, with respect to the Registration Statement and the Trust’s proposed new series, the Hilton Small-MidCap Opportunity ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

FEES AND EXPENSES

1.	Please supplementally provide the Staff with a Fee Table pre-effectively. In addition, please tell us in correspondence how the Trust estimated Other Expenses and determined it was a reasonable estimate of the expenses for the current fiscal year.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A. The Trust further responds by noting that Other Expenses were estimated based on a review of sample portfolio holdings for the Fund. The Trust believes that the estimated Other Expenses for the Fund’s initial fiscal year are reasonable given the Fund’s expected portfolio holdings.

PRINCIPAL INVESTMENT STRATEGIES

2.	Please clarify the Fund’s strategy. The disclosure states that the Fund will seek “mispriced stocks,” which typically indicates a value-based strategy. However, the disclosure also states that the SMCO Process seeks ideas across the equity spectrum including growth stocks and core stocks. Clearly explain how the Fund’s strategy will be applied to growth stocks and core stocks. Also, please include an explanation of what a core stock is.

Response: The Trust confirms that the Prospectus has been revised to clarify the Fund’s strategy and make the other revisions referenced above.

3.	Please briefly explain what the term “solid valuations” means.

Response: The Prospectus has been revised to remove the reference to “solid valuations.” Instead, the Prospectus has been revised to include a description of how the Sub-Adviser considers a company’s valuation in managing the Fund’s portfolio:

PRINCIPAL INVESTMENT RISKS

4.	Consider adding risks related to the Fund’s strategy or model.

Response: The Trust notes risk disclosure regarding the Fund’s strategy has been added to the Prospectus.

5.	With respect to the Small Cap Investing Risk, please briefly discuss all material risks related to investing in small-capitalization companies.

Response: The Trust confirms that the Small Cap Investing Risk disclosure has been bolstered accordingly.

6.	With respect to Illiquid Investment risk, please explain supplementally why the Fund anticipates this will be a principal risk. To the extent it is a principal risk, in the Fund’s principal investment strategy disclosure, discuss the Fund’s exposure to illiquid investments.

Response: The Trust confirms that illiquid investment risk is not currently a principal investment risk. As a result, such disclosure has been removed from the Prospectus.

ADDITIONAL INFORMATION ABOUT THE FUND

7.	The disclosure states that the Fund’s investment objective can be changed upon written notice to shareholders. Please indicate the number of days' notice that will be provided to shareholders.

Response: The Prospectus has been supplemented to indicate that shareholders will be provided with at least 60 days’ written notice of a change to the Fund’s investment objective.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 #746 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Tidal Investments LLC

Appendix A

Hilton Small-MidCap Opportunity ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.55%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.55%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$56	$176